UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on January 18, 2022: Euroseas Ltd. Announces New Charter For Its 2,788 teu, 2004-built vessel, M/V “EM Astoria”.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 18, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces New Charter For Its 2,788 teu, 2004-built vessel, M/V “EM Astoria”

Maroussi, Athens, Greece – January 18, 2022 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today a new charter of its container vessel M/V “EM Astoria”.

Specifically:

•

M/V “EM Astoria”, a 2,788 TEU vessel built in 2004, entered into a new time charter contract for a period of between a minimum of thirty-six and a maximum of thirty-eight months at the option of the charterer, at a daily rate of $65,000 for the first twelve months, followed by a daily rate of $50,000 for the subsequent twelve months and followed by a daily rate of $20,000 for the remaining twelve to fourteen month period of the charter resulting in an average daily rate of about $45,000 for the duration of the charter. The new charter will commence in February 2022 after the completion of the present charter of the vessel.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Following the recent announcement of three-year-long charters for three of our vessels, we are very pleased to announce a three-year charter for another vessel in our fleet, this time for M/V “EM Astoria”. The rate of this new charter is on average about 2.5 times higher than the present charter rate of the vessel while the charter payments are heavily front-loaded. The new charter secures us with a minimum of $47m of contracted revenues and is expected to make a total EBITDA contribution in excess of $36m over the three years of the contract; more than $19m of the EBITDA contribution is expected during the first twelve months.  This charter also increases our charter coverage to about 92% for 2022, more than 60% for 2023 and about 45% for 2024.

“Continuing healthy containership markets and our high contract coverage are to generate significant cash flow for us over the next two to three years. We plan to use of this cash flow for selective investments to grow and modernize the Company or reward shareholders either through dividends or share buybacks as our Board of Directors should determine.”

Fleet Profile:

After the new charter arrangements of M/V “EM Astoria”, the Euroseas Ltd. fleet and employment profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until Jan-21 then until Mar-22 then until Mar-26	$202,000 $130,000 $42,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8-12 months option	$11,750; option $14,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+) (*)	Feeder	35,600	2,788	2004	TC until Feb-22 TC until Feb-23 then until Feb-24 then until Feb-25	$18,650 $65,000 $50,000 $20,000
EM CORFU(+)	Feeder	34,654	2,556	2001	TC until Nov-21 then repositioning trip to drydock TC until Feb-25	$10,200 $5,125 for up to 37 days ($35,000 if more than 37 days) $40,000
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Jan-22 TC until Feb-25	$15,500 $40,000
DIAMANTIS P. (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P(*)	Feeder	23,351	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	16	635,806	50,371

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company currently has a fleet of 16 vessels comprising of 10 Feeder and 6 Intermediate containerships. Euroseas 16 containerships have a cargo capacity of 50,371 teu. Furthermore, after the delivery of two feeder containership newbuildings in the first half of 2023, Euroseas’ fleet will consist of 18 vessels with a total carrying capacity of 55,971 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com